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UNITED STATES
~~CHANGE COMMISSION~~
n, DC 20549

04003991

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR - 1 2004
159

SEC FILE NUMBER

8 - 65317

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____JANUARY 1, 2003_____ AND ENDING _____DECEMBER 31, 2003_____
                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

   ARDOUR CAPITAL INVESTMENTS, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

   350 5th avenue, suite 4812
                              (No. And Street)

NEW YORK   NY   10118
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

   KERRY DUKES   (212) 292-5652
                                            (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

   FULVIO & ASSOCIATES, LLP   ATTN: JOHN FULVIO, CPA
                        (Name - if individual state last, first, middle name)

   60 EAST 42ND STREET   NEW YORK   NY   10165
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:
   ☑ Certified Public Accountant
   ☐ Public Accountant
   ☐ Accountant not resident in United States or any of it possessions.

PROCESSED
MAR 25 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, _____KERRY DUKES_____ , swear (or affirm) that, to the

best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____ARDOUR CAPITAL INVESTMENTS, LLC_____ , as of

_____DECEMBER 31, 2003_____ , are true and correct. I further swear (or affirm) that neither the company

nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that

of a customer, except as follows:

_____

_____

_____

_____
Signature

C.E.O.
_____
Title

_____
Notary Public

SUSAN E. VANVELSON
Notary Public, State of New York
No. 01VA6045572
Qualified in Ulster County
Commission Expires July 31, 20 _0 6_

This report ** contains (check all applicable boxes):

- ☑ (a)   Facing page.
- ☑ (b)   Statement of Financial Condition.
- ☑ (c)   Statement of Income (Loss).
- ☑ (d)   Statement of Cash Flows.
- ☑ (e)   Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f)   Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g)   Computation of Net Capital
- ☑ (h)   Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i)   Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j)   A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k)   A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l)   An oath or affirmation.
- ☐ (m)   A copy of the SIPC Supplemental Report.
- ☐ (n)   A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o)   Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

ARDOUR CAPITAL INVESTMENTS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

FULVIO & ASSOCIATES, L.L.P.

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

Certified Public Accountants

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Ardour Capital Investments, LLC:

We have audited the accompanying statement of financial condition of Ardour Capital Investments, LLC (the "Company") as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Ardour Capital Investments, LLC as of December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates LLP

New York, New York
February 24, 2004

ARDOUR CAPITAL INVESTMENTS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

A S S E T S

Cash	$ 34,616
Receivable from Clearing Broker	61,786
Due from Affiliate	11,772
Organization costs (net of accumulated amortization of $9,193)	29,487
Other Receivables	70,500
Prepaid Expenses	473
TOTAL ASSETS	**$ 208,634**

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accrued Expenses	$ 31,000
TOTAL LIABILITIES	31,000
Member's Equity	177,634
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 208,634

The accompanying notes are an integral part of this financial statement.

ARDOUR CAPITAL INVESTMENTS, LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2003

NOTE 1.   ORGANIZATION AND INCOME

Ardour Capital Investments, LLC (the "Company") is a Delaware limited liability company formed January 18, 2002. The Company is a securities broker-dealer, registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Security Dealers, Inc. ("NASD").

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates by management.

The company was organized as a sole member L.L.C. as such no provision for federal and state income taxes has been made since the Company is not a taxable entity. The member is liable for the taxes on the Company's income or loss.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

For purposes of the statement of cash flows, the company considers all highly liquid investments with a maturity of three months or less when purchased, to be cash equivalents.

The company computes depreciation and amortization using various methods based on the estimated useful life of the assets.

Organization costs are amortized on a straight-line basis over a sixty (60) month period.

NOTE 3.   NET CAPITAL REQUIREMENT

The company is a registered broker-dealer subject to the Securities and Exchange Commission's Uniform Net Capital Rule. This rule requires that the Company maintain a minimum net capital of $5,000. As of December 31, 2003 the Company had net capital of $60,402, which exceeded the requirements by $55,402.

NOTE 4. SIGNIFICANT GROUP CONCENTRATION OF RISK

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failures of the other parties to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to the market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customers and/or other counterparties with which it conducts business.

As of December 31, 2003, there were no customer accounts having debit balances which presented any risks nor was there any exposure with any other transaction conducted with any other broker.